

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2012

Via E-mail

Mr. V. Balakrishnan
Chief Financial Officer
Infosys Limited
Electronics City, Hosur Road
Bangalore, Karnataka, India 560 100

> **Re:** **Infosys Limited**
> **Form 20-F for the fiscal year ended March 31, 2012**
> **Filed May 3, 2012**
> **File No. 000-25383**

Dear Mr. Balakrishnan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note disclosure about your business activities and employees in the Middle East and North Africa. Iran and Syria, located in the Middle East and Sudan, located in North Africa, are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. We note that your Form 20-F does not provide disclosure about these countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Sudan, if any, whether through subsidiaries, affiliates, resellers, distributors, or other direct or indirect arrangements. For instance, your Form 20-F states that Philips Electronics is a client, and recent news articles report that your clients include Credit Suisse, UBS, ABN Amro, Royal Bank of Scotland, The Housing Bank and Equity Bank. Each of these companies engages or has engaged in operations relating to Iran, Syria, Sudan and/or Cuba, a

country that also is a U.S.-designated state sponsor of terrorism. Please tell us whether these companies use or have used your products in the referenced countries.
Your response should describe any products, components, technology or services you have provided to Iran, Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by their governments.

2. Please discuss the materiality of any contacts with Iran, Syria, Sudan or Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

Risk Factors

Our revenues are highly dependent upon a small number of clients …

3. You refer in the risk factor to your five largest clients. Please identify those clients for us.

Critical Accounting Policies

Revenue Recognition

4. Tell us if there has been any effect on revenue recognition for multiple element arrangements that have elements subject to change order and escalation clause adjustments.

Notes to the Consolidated Financial Statements

Note 1.6 Revenue Recognition

5. We note your disclosure under Item 3. Key Information, Risk Factors "Our failure to complete fixed-price…." that put pressure on client IT budgets, has led you to deviate from standard pricing policies and offer varied pricing models to your clients.   Tell us

how this has impacted revenue recognition and your determination of fair value of transaction components and allocation of consideration among multiple element arrangements pursuant to IAS 18.

Note 2.12 Employee benefits

6.   Please tell us and clarify in future filings if your employee benefit plans are limited to your employees in India or if you have foreign plans. Refer to paragraph 122 of IAS 19.

7.   Please tell us your consideration of discussing how you determined the assumptions used to determine the benefit obligations, for example, the discount rate, weighted average rate of increase in compensation levels, and rate of return on plan assets. Your current disclosures appear to be unclear as to how you determined these amounts.

Note 2.17 Income taxes

8.   Tell us the amounts, composition and nature of elements comprising the balance of the line item "Tax effect due to non-taxable income for Indian tax purposes." It is not clear how your disclosure notes the specific tax incentives still in place absent their association with related amounts comprising the line item. In addition, the line item "Tax reversals, overseas and domestic" appears to be netting amounts which, if material, would appear to be more appropriately presented in separate overseas and domestic line items.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ryan Houseal, Staff Attorney, at (202) 551-3105 or Katherine Wray, Staff Attorney, at (202) 551-3483. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant